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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

WILD OATS MARKETS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
96808B107
(CUSIP Number)
Perry D. Odak
c/o Wild Oats Markets, Inc.
3375 Mitchell Lane
Boulder, CO 80301
(303) 440-05220
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	96808B107

1	NAMES OF REPORTING PERSONS: Perry David Odak

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen

	7	SOLE VOTING POWER:

NUMBER OF		840,787 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		840,787 shares

WITH	10	SHARED DISPOSITIVE POWER:

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

840,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.     Security and Issuer
This Amendment No. 1 to the Statement on Schedule 13D (the “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on July 31, 2001 and relates to the common stock, par value $0.001 per shares (the “Common Stock”) of Wild Oats Markets, Inc., a Delaware Corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 3375 Mitchell Lane, Boulder, CO 80301.
Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.
Item 2.     Identity and Background
Item 2 of Schedule 13D is amended and restated in its entirety as follows:
(a)	The reporting person is an individual: Perry D. Odak .

(b)	The business address of Mr. Odak is: c/o Wild Oats Markets, Inc., 3375 Mitchell Lane, Boulder, CO 80301.

(c)	Mr. Odak is President, Chief Executive Officer, and a member of the Board of Directors of the Issuer.

(d)	Mr. Odak has not been convicted in a criminal proceeding within the last five years.

(e)	Within the last five years, Mr. Odak has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Odak is a citizen of the United States.
Item 3.     Source and Amount of Funds or Other Consideration
Item 3 of Schedule 13D is amended and restated in its entirety as follows:
N/A
Item 4.     Purpose of Transaction
Item 4 of Schedule 13D is amended and restated in its entirety as follows:
N/A
Item 5.     Interest in Securities of the Issuer
Item 5 of Schedule 13D is amended and restated in its entirety as follows:
(a)	In conjunction with joining the Company in March 2001, Mr. Perry Odak, President, Chief Executive Officer and member of the Board of Directors of the Company, purchased 1,332,649 shares of the $0.001 par value Common Stock of the Company for $6.969 per share for an aggregate purchase price of $9.29 million. Mr. Odak paid cash and executed a full recourse, five-year promissory note (the “Note”) for the balance of the $9,273,978 to the Company, with interest accruing at 5.5% per annum, compounding semiannually. The terms of the Note provide that it may be paid through the remittance of shares back to the Company, with the number of shares required for payment determined by the closing price per share on NASDAQ National Market. On February 19, 2006, Mr. Odak paid $12,138,901.65, equal to the full principal balance plus all accrued interest through the tender of 678,530 shares, based on the February 17, 2006 closing price on NASDAQ National Market of $17.89 per share.

As a result of the remittance of Shares in satisfaction of the Note, Mr. Odak is the beneficial owner of 840,787 shares of Common Stock, representing approximately 2.9% of the Issuer’s outstanding Common Stock. Mr. Odak’s aggregate beneficial ownership is comprised of 658,286 shares of Common Stock and 182,501 shares subject to vested stock options.

(b)	Mr. Odak has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 840,787 shares of Common Stock.

(c)	On February 8, 2006, the Company awarded 16,667 restricted shares of its common stock under its 1996 Equity Incentive Plan to Mr. Odak. The material terms of the stock award includes the vesting of 25% of the shares on the date of the award, with the balance vesting at a rate of 25% for each of the successive three years thereafter. The closing price on the NASDAQ National Market on the date of the award was $14.45 per share.

(d)	N/A

(e)	On February 19, 2006, Mr. Odak ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Stock .
Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of Schedule 13D is amended and restated in its entirety as follows:
N/A
Item 7.     Material to Be Filed as Exhibits
Item 7 of Schedule 13D is amended and restated in its entirety as follows:
N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PERRY D. ODAK
By: /s/ Perry D. Odak
Dated: February 21, 2006
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)